Bonds.com Group, Inc.
1515 S. Federal Highway
Suite 212
Boca Raton, Florida 33432

July 2, 2008

VIA EDGAR AND EMAIL

Ms. Karen J. Garnett
Assistant Director
United States Securities and
Exchange Commission
Mail Stop 4561, 100 F Street, N.E.
Washington, DC 20549

Re:	Bonds.com Group, Inc.
Registration Statement on Form S-1
Registration No. 333-148398
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Bonds.com Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 9:30 a.m., Eastern Daylight Time, July 3, 2008, or as soon as thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Scott M. Miller, Esq. at (212) 931-8703.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BONDS.COM GROUP, INC.

By:	/s/ John J. Barry IV
John J. Barry IV
President and Chief Executive Officer